Camtek Ltd.
Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha’Emek Israel

April 1, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attn: Tim Buchmiller

Re:Camtek Ltd. (the “Company”)
Registration Statement on Form F-3 (the “Registration Statement”)
Filed March 4, 2014
File No. 333-194303

Dear Mr. Buchmiller:

Set forth below are the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 19, 2014 (the “Comment Letter”) relating to the Registration Statement.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The page numbers in the responses of the Company refer to pages in Amendment No. 1 to the Registration Statement, as filed with the Securities and Exchange Commission on the date hereof.

Selling Shareholder, page 8

1.	We note your selling shareholder Priortech Ltd. is your principal and controlling shareholder. Please disclose how Priortech acquired the shares to be sold in this offering.

Response: The disclosure on page 8 of the Form F-3 relating to the selling shareholder has been revised in response to the Staff’s comment.

Exhibits

2.
We note your exhibit index states you will file an indenture on a post effective basis. Please file the indenture on a pre-effective basis. See question 212.9 of Compliance and Disclosure Interpretations of Securities Act Rules.

Response: The Company has determined to no longer seek to register debt securities under the Registration Statement.  Accordingly, the Registration Statement has been revised to remove references to the offering of debt securities and the form of indenture.

Securities and Exchange Commission
April 1, 2014

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments.  A copy of Amendment No. 1 marked to reflect cumulative changes to the initial filing of the Registration Statement filed with the Commission on March 4, 2014 is being sent to you under separate cover.

In connection with the above-referenced filing, the Company hereby acknowledges that:

1.      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.      Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby respectfully requests that the Staff declare the Registration Statement effective as soon as is practicable.   Please do not hesitate to contact our U.S. outside counsel, Richard H. Gilden, Esq., at 212-715-9486 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely, /s/ Rafi Amit Name: Rafi Amit Title: Chairman and Chief Executive Officer

Cc:         Jay Mumford, Esq., United States Securities and Exchange Commission
Richard H. Gilden, Esq., Kramer Levin Naftalis & Frankel LLP
Lior Aviram, Esq., Shibolet & Co.